Exhibit 99.1

China Real Estate Information Corporation Announces Extraordinary General Meeting of Shareholders

SHANGHAI, China, March 21, 2012 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on April 19, 2012 beginning at 10:30 a.m. (Shanghai time) at Room 505, 5/F, Wenwu Building, No. 383 Guangyan Road, Shanghai 200072, People’s Republic of China, to consider and vote on the proposal to adopt the previously announced agreement and plan of merger (the “Merger Agreement”), dated December 28, 2011, by and among E-House (China) Holdings Limited (“E-House”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, CRIC (China) Holdings Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of E-House, and CRIC. Under the terms of the Merger Agreement, subject to the approval of the Merger Agreement and the transactions contemplated thereby by CRIC shareholders at the EGM, Merger Sub will be merged with and into CRIC (the “Merger”), with CRIC continuing as the surviving entity and as a wholly owned subsidiary of E-House.

If the Merger is completed, CRIC will become a privately held company, its American depositary shares (“ADSs”) will no longer be listed on the NASDAQ Global Select Market, the American Depositary Shares program for the ADSs will terminate and the ADSs and CRIC shares will cease to be registered under Section 12 of the Securities Exchange Act of 1934. The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the Company’s board of directors comprised of CRIC directors unaffiliated with E-House or Merger Sub, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the Merger.

Holders of the Company’s ordinary shares, par value $0.0002 per share, of record on the close of business on April 5, 2012 (U.S. Eastern Time) or their proxy holders are entitled to vote at the EGM or any adjournment or postponements thereof. ADS holders as of the close of business on March 21, 2012 (U.S. Eastern Time) are entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, how to vote the ordinary shares represented by the ADSs. Additional information regarding the EGM, the Merger, the Merger Agreement and how to vote ordinary shares or how to direct JPMorgan Chase Bank, N.A. to vote the ordinary shares represented by ADSs at the EGM can be found in the EGM notice included in a current report on Form 6-K by CRIC, a transaction statement on Schedule 13E-3 by CRIC and a registration statement on Form F-4 (which includes the proxy statement/prospectus relating to the Merger and the Merger Agreement) by E-House, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). The Company urges holders of ordinary shares and ADSs to read all of these documents carefully. In addition, CRIC will provide holders of ordinary shares and ADSs with copies of the documents it has filed with the SEC relating to CRIC, without charge, upon written or oral request to:

Michelle Yuan

Director, Investor Relations

China Real Estate Information Corporation
No. 383 Guangyan Road
Shanghai, PRC 200072
People’s Republic of China
Phone: +86 (21) 6086 7500

E-mail: michelleyuan@cric.com

In order for holders of ordinary shares and ADSs to receive timely delivery of the documents in advance of the EGM, they must request the documents no later than five business days prior to the EGM, or April 12, 2012.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About CRIC

China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 180 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Director, Investor Relations

China Real Estate Information Corporation

Phone: +86 (21) 6086-7369

E-mail: michelleyuan@cric.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6284

E-mail: cric@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: cric@ogilvy.com